UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 19, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 11 dated July 19, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 19, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 11, 2004
July 19, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC ARRANGES FINANCING

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that J-Pacific has concluded negotiations for a private placement of 500,000 Units of J-Pacific at a price of $0.60 per Unit for total proceeds of $300,000, which will qualify as "flow-through Units" for purposes of the Income Tax Act (Canada). Each flow through Unit consists of one common share and a half warrant, where each whole warrant entitles the holder to purchase one additional common share of J-Pacific at a price of $0.80 per share for a period of 12 months after the closing of the private placement, and, whose underlying shares will be flow-through shares if the warrants are exercised by February 28, 2005. J-Pacific will pay a fee of 7.5% on $180,000 of the gross proceeds of the placement along with warrants exercisable for a total amount of 30,000 common shares of J-Pacific at an exercise price of $0.80 per common share for a period of 12 months after the closing of the private placement.

All securities issued will be subject to a four-month hold period. The flow-through proceeds will enable J-Pacific to explore its Elizabeth Project in British Columbia.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Investor Relations - Telephone 1-888-236-5200.